This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.
Contingent Buffered Equity Note ("CBEN")
JPMorgan Capped Single Observation Knock -Out Notes Linked to Apple Inc. due
January 23, 2014

The notes are designed for investors who seek a fixed return at maturity, and who anticipate that the Final Stock Price will not be less than the Initial
Stock Price by more than 20.00%

Trade Details/Characteristics
----------------------------- -----------------------------------------------------------------------------
Reference Stock               The common stock, no par value, of Apple Inc.
Currency                      USD
Knock-Out Buffer Amount       20.00%
Contingent Minimum Return     At least 5.00% (to be determined on the pricing date)
Maximum Return                30.10%
Maximum Potential Loss        100.00%
Maturity                      January 23, 2014
Settlement                    Cash
Stock Return                  (Final Stock Price - Initial Stock Price) / Initial Stock Price
Payment at Maturity           If the Final Stock Price is greater than or equal to the Initial Stock Price, or is less than the Initial Stock Price by up to 20%
                              $1,000 + ($1,000 x Stock Return), subject to the Maximum Return
                              If the Final Stock Price is less than the Initial Stock Price by more than
                              20%
                              $1,000 + ($1,000 x Stock Return)
Initial Stock Price           Closing price of one share of the Reference Stock on the pricing date, divided by the Stock Adjustment Factor
Final Stock Price             Closing price of one share of the Reference Stock on the Observation
                              Date
Observation Date              January 17, 2014

Risk Considerations
[]   Your investment in the notes may result in a loss of some or all of your principal.
[]   Your maximum gain on the notes is limited to the Maximum Return.
[]   Any payment on the notes is subject to the credit risk of JPMorgan Chase &
     Co.
[]   JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. Their interests may be adverse to your interests.
[]   The benefit of the Contingent Buffer Amount may terminate on the
     Observation Date.
[]   Your ability to receive the Contingent Minimum Return may terminate on the
     Observation Date.
[]   Certain built-in costs are likely to adversely affect the value of the notes prior to maturity.
[]   No ownership or dividend rights in the Reference Stock.
[]   Risk of the closing price of the Reference Stock falling below the Initial
     Stock Price by more than the Contingent Buffer Amount is greater if the
     Reference Stock is volatile.
[]   Lack of liquidity - J.P. Morgan Securities LLC intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.
[]   Anti-dilution Protection - The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the
     Reference Stock. However, the calculation agent will not make an adjustment in response to all events and is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.
[]   Many economic factors, such as Reference Stock volatility, time to maturity, interest rates and creditworthiness of the issuer, will impact the value of the notes prior to maturity.

                          Hypothetical Payout For CBEN
                          ----------------------------
                               [GRAPHIC OMITTED]

The graph above demonstrates the hypothetical total return on the notes at maturity for a subset of Underlying Returns detailed in the table below. Your investment may result in a loss of all of your principal at maturity.

Final Stock Price Stock Return Total Return
================= ============ ============
   $795.00          50.00%       30.10%
   $768.50          45.00%       30.10%
   $689.00          30.00%       30.00%
   $609.50          15.00%       15.00%
   $583.00          10.00%       10.00%
   $556.50          5.00%        5.00%
   $543.25          2.50%        5.00%
----------------- ------------ ------------
   $530.00          0.00%        5.00%
----------------- ------------ ------------
   $516.75          -2.50%       5.00%
   $503.50          -5.00%       5.00%
   $477.00          -10.00%      5.00%
   $424.00          -20.00%      5.00%
   $423.95          -20.01%     -20.01%
   $371.00          -50.00%     -50.00%
    $0.00          -100.00%     -100.00%

The table and charts above assumes an Initial Stock Price of $530. The actual
Initial Stock Price will be set on the pricing date.
The numbers appearing in the table and footnote above have been rounded for ease of analysis.

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase &
Co. has filed with the SEC for more complete information about JPMorgan Chase &
Co. and this offering. You may get these documents without cost by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement, underlying supplement and term sheet if you so request by calling toll-free 866-535-9248.
IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors.
The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC. is a member of FINRA, NYSE and SIPC.
Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Filed pursuant to Rule 433
Registration Statement No: 333-177923
Dated: January 02, 2013
                                                                               1

Risk Considerations
The risk considerations identified below are not exhaustive. Please see the accompanying term sheet, and product supplement for a more detailed discussion of risks, conflicts of interest and tax consequences associated with an investment in the notes.

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS OF SOME OR ALL OF YOUR
PRINCIPAL -- The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Reference Stock and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Stock Return is positive or negative. If the Final Stock
Price is less than the Initial Stock Price by more than the Knock-Out Buffer
Amount of 20.00%, a Knock-Out Event has occurred, and the benefit provided by the Knock-Out Buffer Amount of 20.00% will terminate. If a Knock-Out Event has occurred, for every 1% that the Final Stock Price is less than the Initial
Stock Price, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 20.00% of your initial investment and may lose all of your initial investment at maturity.
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN -- If the Final
Stock Price is greater than the Initial Stock Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Reference Stock, which may be significant. We refer to this predetermined percentage as the Maximum Return, which will be set on the pricing date and will not be less than 30.10% .

CREDIT RISK OF JPMORGAN CHASE & CO. -- The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase &
Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. In the accompanying termsheet, see "Executive Overview -- CIO
Synthetic Credit Portfolio Update," "Liquidity Risk Management -- Credit
Ratings" and "Item 4. Controls and Procedures" in our Quarterly Report on Form
10-Q for the quarter ended September 30, 2012 and "Part II. Other Information
-- Item 1A. Risk Factors" in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

POTENTIAL CONFLICTS - We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
We and/or our affiliates may also currently or from time to time engage in business with Apple, including extending loans to, or making equity investments in, Apple or providing advisory services to Apple. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Apple, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER AMOUNT MAY TERMINATE ON THE
OBSERVATION DATE ---- If the Final Stock Price is less than the Initial Stock
Price by more than the Knock-Out Buffer Amount of 20.00%, the benefit provided by the Knock-Out Buffer Amount will terminate and you will be fully exposed to any depreciation in the closing price of one share of the Reference Stock.
Because the Final Stock Price will be determined based on the closing price on a single day near the end of the term of the notes, the price of the Reference
Stock at the maturity date or at other times during the term of the notes could be at a level not less than the Initial Stock Price by more than the Knock-Out
Buffer Amount. This difference could be particularly large if there is a significant decrease in the price of the Reference Stock during the later portion of the term of the notes or if there is significant volatility in the price of the Reference Stock during the term of the notes, especially on dates near the Observation Date.

CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES
PRIOR TO MATURITY - While any payment on the notes described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many
Economic and Market Factors Will Impact the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

LACK OF LIQUIDITY - The notes will not be listed on any securities exchange.
JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCK - As a holder of the notes, you will not have any ownership interest or rights in the Reference
Stock, such as voting rights or dividend payments. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.

RISK OF THE CLOSING PRICE OF THE REFERENCE STOCK FALLING BELOW THE CONTINGENT
BUFFER AMOUNT IS GREATER IF THE CLOSING PRICE OF THE REFERENCE STOCK IS
VOLATILE - The likelihood of the closing price of one share of the Reference
Stock falling the Initial Stock Price by more than the Contingent Buffer Amount will depend in large part on the volatility of the closing price of the
Reference Stock - the frequency and magnitude of changes in the closing price of the Reference Stock.

HEDGING AND TRADING IN THE REFERENCE STOCK - While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or Instruments related to the Reference
Stock. We and our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE
DISCRETIONARY - The calculation agent will make adjustments to the Stock
Adjustment Factor for certain corporate events affecting the Reference Stock,
However the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. you should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES - In
addition to the closing price of the one share of the Reference Stock on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other including the actual and expected volatility in the closing price of the Reference Stock: time to maturity of the notes; the dividend rate of the Reference Stock; whether a
Contingent event is expected to occur; interest and yield rates in the market generally; a variety of economic, political, regulatory, and judicial events;
and the credit worthiness of JPMorgan Chase & Co.

The notes are not bank deposits and are not insured by the Federal Deposit
Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
Calculations and determinations will be made in the sole discretion of JPMS, as calculation agent, and may be potentially adverse to your interests as an investor in the notes.
                                                                               2